UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Superconductor Corporation

(Name of Issuer)

Common Stock, USD.01 par value

(Title of Class of Securities)

030111108

(CUSIP Number)

Jean-Philippe Larramendy
16, avenue de Friedland
F-75008 Paris
+011 33 1 53 77 20 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 20, 2004 Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not bee deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 030111108

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). E.D.F. Capital Investissement, S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Soure of Funds (See Instructions) NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization FRANCE
Number Of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,074,000
	8	Shared Dispositive Power NONE
	9	Sole Dispositive Power 1,074,000
	10	Shared Dispositive Power NONE
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,074,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) NOT APPLICABLE
13	Percent of Class Represented by Amount in Row (11) 3.95%
14	Type of Reporting Person (See Instructions) CO

AMENDMENT No. 1 TO SCHEDULE 13D

This Amendment No. 1 amends the Statement on Schedule 13D originally filed on October 8, 1999 (“Schedule 13D”), on behalf of E.D.F. Capital Investissement, S.A. (“ECI”), a corporation organized under the laws of France and a wholly-owned subsidiary of Electricité de France, S.A., a corporation organized under the laws of France (“EDF”), relating to the common stock, USD.01 par value per share (the “Common Stock”) of American Superconductor Corporation, a Delaware corporation (the “Issuer”). As indicated in Item 5(e) below, ECI has ceased to be the beneficial owner of more than 5% of the Common Stock and is no longer subject to the reporting requirements of Regulation 13D under the Act.

      Item 5.  Interest in Securities of the Issuer

No changes except the following:

(a)	Amount Beneficially Owned:

ECI beneficially owns 1,074,000 shares of Common Stock.

Percent of Class: Based on shares outstanding as of December 31, 2003, ECI owns 3.95% of the outstanding Common Stock.

(b)	Number of shares as to which ECI has:

(i)	sole power to vote or direct the vote: 1,074,000 shares

(ii)	shared power to vote or direct the vote: None.
(iii)	sole power to dispose or to direct the disposition of: 1,074,000 shares
(iv)	shared power to dispose or to direct the disposition of: None.

(c)	On February 20, 2004, ECI sold 74,000 shares of Common Stock over the NASDAQ National Market at a price of $15.0744 per share.

(e)	ECI ceased to be the beneficial owner of more than 5% of the Common Stock in October 2003 after completion by the Issuer of a capital increase through a public offering of an additional 5,721,250 shares of Common Stock, in which ECI did not participate. ECI’s beneficial ownership was diluted to 4.2% as a consequence.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I, Jean-Philippe Larramendy, certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 25, 2004

E.D.F. CAPITAL INVESTISSEMENT, S.A.
By:	/s/ Jean-Philippe Larramendy

	Name: Title:	Jean-Philippe Larramendy Directeur Général Délegué